UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 5)*
VECTOR GROUP LTD.
(Name of Issuer)
Common Stock, par value $0.1 per share
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	6

1	NAMES OF REPORTING PERSONS. Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,662,593

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,194

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,662,593

WITH:	8	SHARED DISPOSITIVE POWER

		88,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,750,787

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3% (based on 71,262,684 shares issued and outstanding as of December 31, 2009)

12	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	92240M-10-8	Page	3	of	6

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Jefferies & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,194

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		88,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	88,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1% (based on 71,262,684 shares issued and outstanding as of December 31, 2009)

12	TYPE OF REPORTING PERSON:

	BD

CUSIP No.	92240M-10-8	Page	4	of	6

Item 1
(a)	Name of Issuer
Vector Group Ltd
(b)	Address of Issuer’s Principal Executive Offices
100 S.E. Second Street
Miami, Florida 33131
Item 2
(a)	Name of Person Filing
Jefferies Group, Inc.
Jefferies & Company, Inc.
(b)	Address of Principal Business Office or, if None, Residence
520 Madison Ave.
New York, New York 10022
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock, par value $0.1 per share
(e)	CUSIP Number
92240M-10-8
Item 3 If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	92240M-10-8	Page	5	of	6

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4 Ownership
The following sets forth beneficial ownership information:
(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:
Please refer to the information set forth on the cover pages to find the information responsive to this Item 4.
Jefferies Group, Inc. is the parent company of Jefferies & Company, Inc. Jefferies Group, Inc. disclaims beneficial ownership over shares held by Jefferies & Company, Inc.

CUSIP No.	92240M-10-8	Page	6	of	6
Item 5 Ownership of Five Percent or Less of a Class
Not applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8 Identification and Classification of Members of the Group
Not applicable
Item 9 Notice of Dissolution of Group
Not applicable
Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 7, 2010	Jefferies Group, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Dated: April 7, 2010	Jefferies & Company, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Managing Director and Associate General Counsel

Jefferies & Company, Inc. and Jefferies Group, Inc. have agreed to jointly file this Schedule.